UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

FINAL DRAFT

FIRST AMENDMENT AND RESTATED SHAREHOLDERS' AGREEMENT OF CTX PARTICIPAÇÕES S.A.

Hereby:

1.       AG TELECOM PARTICIPAÇÕES S.A.,  a corporation with head offices at Avenida do Contorno, n° 8.123, CEP 30110-056, Bairro Cidade Jardim, in the city of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under nº 03.260.334/0001-92, herein represented pursuant to its Articles of Association, hereinafter referred to as “AG”;

2.          LUXEMBURGO PARTICIPAÇÕES S.A. (f.k.a. Andrade Gutierrez Investimentos em Telecomunicações S.A.), with head offices at Avenida do Contorno, n° 8.123, Bairro Cidade Jardim, In the city of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under n° 04.989.739/0001-29, herein represented pursuant to its Articles of Association, hereinafter referred to as “LUXEMBURGO”;

3.          L.F. TEL S.A., a corporation with head offices at Avenida Dr. Chucri Zaidan, nº 920, 16º andar, CEP 04583-110, in the city of São Paulo, State of São Paulo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 02.390.206/0001-09 herein represented pursuant to its Articles of Association, hereinafter referred to as “LF TEL”;

4.          FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, a foundation with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at 1.807/1.808 (parte), Botafogo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under n° 07.110.214/0001-60, herein represented pursuant to its Articles of Association, hereinafter referred to as “FASS”;

And, further:

5.          PORTUGAL TELECOM BRASIL S.A., a corporation, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 2277, 15º andar, 1503, CEP 01452-000, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under nº 65.627.184/0001-96, herein represented pursuant to its Articles of Association, hereinafter simply referred to as “PT”;

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

Also individually referred to as “Party” and collectively referred to as the “Parties”;

And, as “Intervening Parties”,

6.          CTX PARTICIPAÇÕES S.A., a corporation with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, n° 300, 11º andar, sala 1.101 parte, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 09.601.322/0001-60 and under NIRE 33.3.0028691-8 herein represented pursuant to its Articles of Association, hereinafter simply referred to as the “Company” or “CTX”;

7.                          PORTUGAL TELECOM, SGPS S.A., a public corporation, with head offices at Av. Fontes Pereira de Melo No. 40, in the city of Lisboa, Portugal, Enrolled with Collective Person No. 503 215 058, hereinafter represented pursuant to its Articles of association, hereinafter referred to as “Portugal Telecom SGPS”,

8.          ANDRADE GUTIERREZ TELECOMUNICAÇÕES LTDA., a limited liability partnership, with head offices at Av. do Contorno n.º 8123, Bairro Cidade Jardim, in the City of Belo Horizonte, State of  Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 71.057.921/0001-39, herein represented pursuant to its Articles of Organization hereinafter referred to as “AG LTDA.”AG  and PASA PARTICIPAÇÕES S.A., a corporation with head offices at Av. do Contorno n.º 8123, Bairro Cidade Jardim, in the City of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 11.221.565/0001-15,  herein represented pursuant to its Articles of Association, hereinafter referred to as “PASA” and, collectively with AG Ltda, hereinafter simply referred to as “AG Shareholders” and

9.          LA FONTE TELECOM S.A., a corporation with head offices at Av. Dr. Chucri Zaidan No. 920, 16º andar, Vila Cordeiro, in the City of São Paulo, SP, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 53.790.218/0001-53, herein represented pursuant to its Articles of Association, hereinafter referred to as “LA FONTE” and EDSP75 PARTICIPAÇÕES S.A., a corporation with head offices at Av. Dr. Chucri Zaidan No. 920, 16º andar, Vila Cordeiro, in the City of São Paulo, SP, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 09.626.007/0001-98, herein represented pursuant to its Articles of Association, hereinafter referred to as “LFEDSP75”, and, collectively with La Fonte, hereinafter simply referred to as “LFTel Shareholders”

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

WHEREAS:

(i)          On April 25, 2008, the Company executed its (i) Private Shareholders' Agreement with AG; Luxemburgo Participações S.A. (f.k.a. Andrade Gutierrez Investimentos em Telecomunicações S.A.), with head offices at Av. do Contorno, n° 8.123, Bairro Cidade Jardim, in the City of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 04.989.739/0001-29 (“LUXEMBURGO”); LF TEL; ASSECA; BNDES PARTICIPAÇÕES S.A. – BNDESPAR, a corporation with head offices in the City of Brasília, Distrito Federal, and offices at Av. República do Chile, n° 100, 19° e 20° andares, in the City of Rio de Janeiro, State of Rio de Janeiro, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 00.383.281/0001-09 (“BNDESPAR”) ; FIAGO PARTICIPAÇÕES S.A. (“FIAGO”) and FASS, upon intervention and consent of CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, a supplementary retirement plan closed entity, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, nº 501, 3° e 4° andares, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under nº 33.754.482/0001-24 (“PREVI”); FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, a supplementary retirement closed entity, with head offices in the City of Brasília, Distrito Federal, DF. SCN Q. 2, Bloco A, 13° andar, Edifício Corporate Financial Center, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 00.436.923/0001-90 (“FUNCEF”), FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS, a supplementary retirement plan closed entity, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Ouvidor, n° 98, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 34.053.942/0001-50 (“PETROS”) and the Company (hereinafter simply referred to as “General Shareholders' Agreement”) and Company (ii) Shareholders' Agreement with AG, LUXEMBURGO; LF TEL; ASSECA and FASS, with Company's intervention and consent (hereinafter simply referred to as “Private Shareholders' Agreement”);

(ii)         On June 24, 2008, upon ASSECA's reorganization, as provided in Item 8.23 of General Shareholders’ Agreement, all CTX Shares held by ASSECA, representing 11.4% of Company's capital stock, were acquired by AG and LF TEL to the proportion of 50% each, and ASSECA ceased to hold any Share issued by the Company, and the General Shareholders’ Agreement ceased to have any effects with respect to ASSECA commencing on said date;

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

(iii)        Due to FIAGO Reorganization into CTX, completed on July 3, 2009 (FIAGO dissolution date), as provided in Clause XXII of the General Shareholders’ Agreement, PREVI, PETROS, FUNCEF and FASS became direct holders of ownership interests in CTX and FIAGO ceased to hold any Share issued by Company, and therefore the General Shareholders’ Agreement ceased to produce any effects on FIAGO commencing on said date;

(iv)        On November 18, 2010, upon BNDESPAR auction dated June 17, 2010, and subject to verification of certain condition precedents, PETROS acquired Shares representing 6.42% and FUNCEF acquired Shares representing 6.38% of CTX capital stock, and PETROS became the holder of 8.86% of Shares, and FUNCEF the holder of 8.86% Shares in CTX capital stock;

(v)         On this date, a Share Purchase Agreement is entered with AG, as purchaser, and Caxias de Providence dos Functionaries do Bunco do Brazil (“PREVI”), Furnace Petro bras de Seguridade Social (“PETROS”) and Fundação dos Economiários Federais (“FUNCEF”), as sellers, pursuant to which, and subject to the conditions precedent provided in said agreement, AG shall acquire 431,999,634 Shares of said shareholders of CTX;

(vi)        On this date, a Share Purchase Agreement is entered with LF TEL, as purchaser, and Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), Fundação Petrobras de Seguridade Social (“PETROS”) and Fundação dos Economiários Federais (“FUNCEF”), as sellers, pursuant to which, and subject to the conditions precedent provided in said agreement, LF TEL shall acquire 431,999,634 Shares of said shareholders of CTX;

(vii)       On this date, a Share Purchase Agreement is entered with PT, as purchaser, and PREVI, PETROS and FUNCEF, as sellers, pursuant to which, and subject to the conditions precedent provided in said agreement, PT shall acquire 37,884,932 Shares of said shareholders of CTX;

(viii)      On this date, a Share Purchaser Agreement is entered with PT, as purchaser, and BNDESPAR, as seller, pursuant to which PT shall acquire, subject to certain conditions precedent, all shares issued by CTX and held by BNDESPAR, corresponding to 463,234,643 registered common shares, without par value, representing 14.99% of CTX total capital stock and voting rights held by BNDESPAR;

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

(ix)        Upon completion of the transfers mentioned in V, VI, VII and VIII above, (a) FUNCEF, PETROS, PREVI and BNDESPAR shall cease to be CTX shareholders and (b) PT shall join CTX's corporate structure, and CTX capital stock shall be distributed among AG, LF TEL, FASS and PT according to the following amounts and proportions:

Shareholder	No. of Shares	%
AG	784,730,224	25.39
L.F. TEL	1,137,460,814	36.80
LUXEMBURGO	352,730,590	11.41
FASS	314,569,805	10.18
PT	501,119,575	16.21
Total	3,090,611,008	100.00

(x)         On this date a Share Subscription Agreement is entered between PT and FASS, as subscribers, and the Company, as issuer, pursuant to which, and subject to condition precedents provided in said agreement, PT shall subscribe and pay for one hundred forty six million, three hundred thirty one thousand, eight hundred and ten (146,331,810) Shares issued by CTX, and FASS shall subscribe and pay for sixteen million, five hundred eighty one thousand, seven hundred thirty one (16,581,731) Shares issued by CTX (“Subscription Agreement”);

(xi)        If the transactions provided in the Subscription Agreement are implemented, AG, LUXEMBURGO, LF TEL, FASS and PT shall hold, on the closing date of the transactions provided in the Subscription Agreement, the following amounts and proportions:

Shareholder	No. of Shares	%
AG	784,730,224	24.12
LF TEL	1,137,460,814	34.96
LUXEMBURGO	352,730,590	10.84
FASS	331,151,536	10.18
PT	647,451,385	19.90
Total	3,253,524,549	100.00

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

(xii)       In virtue of the Share transfers detailed in (v), (vi), (vii) and (viii) above (“Transfer of Shares”), (a) PREVI, FUNCEF, PETROS and BNDESPAR shall cease to be Company's shareholders and, therefore, shall no longer be part to the General Shareholders’ Agreement, and, (b) upon consent of AG, LF TEL, FASS and the Company, PT, commencing on the Closing Date of the transactions provided in (vii) and (viii), as provided thereunder, shall join the General Shareholders’ Agreement, as amended by the present instrument;

(xiii)      The Parties are willing to amend certain terms and conditions provided in the General Shareholders’ Agreement and restate the same,

THE PARTIES HERETO, as above appointed and qualified, decide, upon mutual consent, to enter into the present First Amendment and Restatement of the General Shareholders' Agreement (“First Amendment”), as provided in Article 118 of Law No. 6.404, of December 15, 1976, as amended (“Law No. 6.404/76”) and other legal provisions applicable, as follows:

1.          Definitions. Capitalized words in the present First Amendment shall have the same meaning assigned to them in the General Shareholders’ Agreement, unless as otherwise provided in this First Amendment.

1.1.       In case of any inconsistency between the terms provided in the General Shareholders’ Agreement and this First Amendment, the terms of this First Amendment shall prevail.

2.          In virtue of the Share Transfers, under which PREVI, FUNCEF, BNDESPAR and PETROS ceased to hold any share in Company's capital stock, said parties shall automatically withdraw from the General Shareholders’ Agreement, the effects of which shall cease with respect to said parties commencing on the date said Transfers of Shares are actually implemented.

3.          PT hereby states, for all due purposes, and subject to the implementation of the Transfers of Shares referred to in (vii) and (viii) above, that PT is fully bound to all clauses, terms and conditions of the General Shareholders’ Agreement, the contents of which PT hereby acknowledges, and shall comply, assuming all Shareholders' liabilities detailed in the General Shareholders’ Agreement, as hereby amended (“PT Adhesion to the General Shareholders’ Agreement”).

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

3.1        AG, LF TEL, FASS and the Company hereby expressly agree with PT Adhesion to the General Shareholders’ Agreement.

3.2        AG, LF TEL, FASS and the Company shall, on the date the Transfers of Shares are actually completed as provided in (vii) and (viii) above, hold a General Shareholders' Meeting for the Company and Contax Participações S.A. and approve the election of PT representatives at Company's and Contax Participações S.A.'s Board of Directors, as provided in Clause IV of the General Shareholders’ Agreement as amended and restated below.

4.          Further in compliance with the Transfers of Shares, PT admission to Company's corporate structure and PREVI, FUNCEF, PETROS and BNDESPAR withdrawal, AG, LUXEMBURGO, LF TEL, FASS and PT decide, upon intervention and consent of the Company, to amend and restate the General Shareholders’ Agreement to conform the same to Company's new shareholding structure, to become effective under the following terms and conditions, provided that the effectiveness of the present First Amendment shall be subject to the implementation of the Transfers of Shares provided in (vii) and (viii) above, irrespective of any further formality:

SHAREHOLDERS' AGREEMENT OF CTX PARTICIPAÇÕES S.A.

Hereby:

1.          AG TELECOM PARTICIPAÇÕES S.A.,  a corporation with head offices at Avenida do Contorno, n° 8.123, CEP 30110-056, Bairro Cidade Jardim, In the city of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 03.260.334/0001-92, herein represented pursuant to its Articles of Association, hereinafter referred to as “AG”;

2.          LUXEMBURGO PARTICIPAÇÕES S.A. (f.k.a. Andrade Gutierrez Investimentos em Telecomunicações S.A.), with head offices at Avenida do Contorno, n° 8.123, Bairro Cidade Jardim, in the City of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 04.989.739/0001-29, herein represented pursuant to its Articles of Association, hereinafter referred to as “LUXEMBURGO”;

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

3.          L.F. TEL S.A., a corporation with head offices at Avenida Dr. Chucri Zaidan, nº 920, 16º andar, CEP 04583-110, in the City of São Paulo, State of São Paulo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 02.390.206/0001-09 herein represented pursuant to its Articles of Association, hereinafter referred to as “LF TEL”;

4.          FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL, a foundation with head offices in the City Rio de Janeiro, State of Rio de Janeiro, at 1.807/1.808 (parte), Botafogo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under n° 07.110.214/0001-60, herein represented pursuant to its Foundation’s Articles of Association, hereinafter referred to as “FASS”; e

5.          PORTUGAL TELECOM BRASIL S.A. a corporation with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 2277, 15º andar, 1503, CEP 01452-000, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under nº 65.627.184/0001-96, herein represented pursuant to its Articles of Association, hereinafter simply referred to as “PT”,

Also individually referred to as a “Party” or “Shareholder”, and collectively referred to as “Parties” or “Shareholders”, and, further, as “Intervening Party”,

6.          CTX PARTICIPAÇÕES S.A., a corporation, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, n° 300, 11º andar, sala 1.101 parte, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 09.601.322/0001-60 and under NIRE No. 33.3.0028691-8 “Company”;

7.          PORTUGAL TELECOM, SGPS S.A., a publicly-traded corporation with head offices at Av. Fontes Pereira de Melo No. 40, in the City of Lisboa, Portugal, Collective Person Enrollment No. 503 215 058, herein represented pursuant to its Articles of Association, hereinafter referred to as “Portugal Telecom SGPS”,

8.          ANDRADE GUTIERREZ TELECOMUNICAÇÕES LTDA., a limited liability partnership with head offices at Av. do Contorno No. 8123, Bairro Cidade Jardim, in the City of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 71.057.921/0001-39, herein represented pursuant to its Articles of Organization, hereinafter referred to as “AG LTDA.”, and PASA PARTICIPAÇÕES S.A., a corporation with head offices at Av. do Contorno No. 8123, Bairro Cidade Jardim, in the City of Belo Horizonte, State of Minas Gerais, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 11.221.565/0001-15,  herein represented pursuant to its Articles of Association, hereinafter referred to as “PASA”, and, collectively with AG Ltda, hereinafter simply referred to as “AG Shareholders”, and

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

9.          LA FONTE TELECOM S.A., a corporation with head offices at Av. Dr. Chucri Zaidan No. 920, 16º andar, Vila Cordeiro, in the City of São Paulo, State of São Paulo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 53.790.218/0001-53, herein represented pursuant to its Articles of association, hereinafter referred to as “LA FONTE”, and EDSP75 PARTICIPAÇÕES S.A., a corporation with head offices at Av. Dr. Chucri Zaidan No. 920, 16º andar, Vila Cordeiro, in the City of São Paulo, State of São Paulo, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 09.626.007/0001-98, herein represented pursuant to its Articles of association, hereinafter referred to as “LFEDSP75” and, collectively with La Fonte, hereinafter simply referred to as “LFTel Shareholders”,

WHEREAS:

(i)          The Parties, upon actual implementation of the Transfers of Shares detailed in (v) to (viii) of this First Amendment, shall be the owners of common shares representing the capital stock of the Company (“Shares”), with the following amounts and proportions:

Shareholder	No. of Shares	%
AG	784,730,224	25.39
L.F. TEL	1,137,460,814	36.80
LUXEMBURGO	352,730,590	11.41
FASS	314,569,805	10.18
PT	501,119,575	16.21
Total	3,090,611,008	100.00

(ii)         On January 25, 2011 a Share Subscription Agreement was entered into PT and FASS, as subscribers, and with the Company, as issuer, pursuant to which, and subject to the conditions precedent provided in said agreement, PT shall subscribe and pay for one hundred forty six million, three hundred thirty one thousand, eight hundred and ten (146,331,810) Shares issued by CTX, and FASS shall subscribe and pay for sixteen million, five hundred eighty one thousand, seven hundred thirty one (16,581,731) Shares issued by CTX (“Subscription Agreement”);

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

(iii)        If the transactions provided in the Subscription Agreement are implemented, AG, L.F. TEL, FASS and PT shall hold, on the closing date of the transactions provided in the Subscription Agreement, the following amounts and proportions:

Shareholder	No. of Shares	%
AG	784,730,224	24.12
LF TEL	1,137,460,814	34.96
LUXEMBURGO	352,730,590	10.84
FASS	331,151,536	10.18
PT	647,451,385	19.90
Total	3,253,524,549	100.00

(iv)        The Parties are willing to regulate certain issues regarding their relationship as Company's shareholders, as provided in Article 118, of Law No. 6.404/76;

THE PARTIES HERETO decide to enter into the present Private Shareholders' Agreement of the Company (hereinafter simply referred to as the “Agreement”), which shall be governed by the following clauses and conditions:

CLAUSE I – DEFINITIONS

1.1.       Without prejudice to other definitions contained in this Agreement, the following expressions shall have the meaning assigned to them below:

(i)          “Shareholder” means the shareholders of the Company that also execute the present Agreement, as defined in the introduction above.

(ii)         “Affected Shares” means all common shares issued by the Company held by the Parties, as shown on the above chart, and shall further include all shares of any class or type that are subscribed, allocated, or acquired for any reason by the Parties during the term of the this Agreement, either by means of acquisition, share splits, bonus distribution, dividend distribution with payment in shares, capitalization of profits or other reserves, conversion of shares or arising out of incorporations, mergers, spin-offs, or any other reorganization operations, and the definition of Affected Shares shall also comprise all rights derived from holding the Affected Shares, such as subscription rights in capital increases, purchase of securities convertible into shares or subscription bonus.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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(iii)        “Agreement” means this instrument.

(iv)        “Administrator” means any member of the Board of Directors or of the Board of Executive Officers of the Company or its Subsidiaries.

(v)         “Affiliated” means, (a) if an individual, the direct or indirect descendants or ascendants thereof, including heirs and spouses thereof; (b) if a legal entity, any other legal entity directly or indirectly, and individually controlled by it, any other legal entity or individual directly or indirectly controlled by it, or any other legal entity under direct or indirect common and individual control with said legal entity, and “Control” has the meaning assigned to it in Article 116 of the Corporation Law. Expressions derived from Control, such as “Controlled” and “Controller”, shall have analogous meaning.

(vi)        “General Meeting” or “General Meetings”, as the case may be, means, respectively, the general meeting or general meetings of shareholders of the Company or its Subsidiaries.

(vii)       “Capital Stock” means the capital stock of the Company.

(viii)      “Partial Spin-off(s)” shall mean the partial spin-off(s) of PASA, LUXEMBURGO, AG, LFEDSP75 and LFTel provided in Clause 24 of the relevant shareholders' agreement of PASA and LFEDSP75 in force on this date, the purpose of which is the segregation of AG, LUXEMBURGO, and LFTel's interests in CTX and other assets thereof. The companies resulting from said Partial Split-offs, which shall hold direct interests in CTX presently hold by AG, LUXEMBURGO and LFTel are herein referred to as “New HoldCo AG” and “New HoldCo LF”, respectively, and collectively referred to as “New HoldCos”.

(ix)        “Board Member” or “Board Members”, as the case may be, means, respectively, one or more members of the Board of Directors, as defined below.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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(x)         “Board of Directors” or “Board” means the board of directors of the Company and of its Subsidiaries.

(xi)        “Fiscal Council” means the fiscal council of the Company or of its Subsidiaries.

(xii)       “Subsidiary” or “Subsidiaries” means CONTAX PARTICIPAÇÕES S.A. and/or other Companies controlled by the Company or by CONTAX PARTICIPAÇÕES S.A.

(xiii)      “Business Day” means the full-time bank working day in the cities of Rio de Janeiro and São Paulo, and, for the purposes of this Agreement, all periods shall be considered excluding the first day and including the last day.

(xiv)     “Preemptive Right” means the right guaranteed in the Agreement to the other Parties by any Party willing to sell, assign, transfer, grant to the capital of another company, convey or otherwise sell or dispose, in whole or in part, of its Affected Shares or any subscription rights resulting thereof, always taking into account the particularities set forth in this Agreement.

(xv)      “Subscription Right” means the right of the Parties to the subscription of bonds and/or securities issued by the Company, provided that the same result from the Affected Shares that, on the date of issue, entitle, may entitle, or allow, the subscription of securities issued by the Company.

(xvi)     “Executive Officer” or “Executive Officers” as the case may by, means, respectively, one or more members of the Board of Executive Officers, as defined below.

(xvii)    “Chief Executive Officer” means the chief executive officer (CEO) of the Company and of CONTAX PARTICIPAÇÕES S.A.

(xviii)   “Board of Executive Officers” means the board of executive officers of the Company and Subsidiaries thereof;

(xix)     “Net Debt” means the Company's Consolidated Debt less its Cash, as defined next: (i) Cash  means the sum of short-term investments of the Company, such as Financial Investment Funds, Bank Deposit Certificates (CDBs), Bank Depositary Receipts (RDBs), mortgage notes and others, and (ii) Consolidated Onerous Debt means the sum, on a certain date, of the debts related to loans, financings, and installments that have been contracted by the Company and its subsidiaries, which are restated by a certain index or interest rate. In the Standardized Financial Statements sent to Brazilian Securities and Exchange Commission (CVM), it corresponds to the loans and financings of the Current and Noncurrent Liabilities, according to the Company's consolidated financial statements.  Loans among subsidiaries of the Company shall not be taken into account when determining the Net Debt.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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(xx)      “EBTIDA” means CONTAX PARTICIPAÇÕES S.A.'s consolidated result for the year before interest, taxes, depreciation and amortization.

(xxi)     “Articles” means the Articles of Association/ Articles of Organization of the Company, CONTAX PARTICIAÇÕES S.A., and of its Subsidiaries, in force on the date of execution of this Agreement.

(xxii)    “Consolidated Net Income” means the overall net income of the Company and its Subsidiaries.

(xxiii)   “Parties” means AG, LUXEMBURGO, LF TEL, FASS, and PT.

(xxiv)   “Related Parties” means: (i) with respect to each Shareholder, any Affiliates and administrators thereof.

(xxv)    “Chairman of the Board” means the Chairman of the Board of Directors of the Company and of its Subsidiaries.

(xxvi)   “Representatives” mean the individuals whose role is to represent any of the Parties in the General Meetings, Preliminary General Meetings, and Meetings of the Board of Directors.

(xxvii)  “Meetings of the Board of Executive Officers” means the meetings of the members of the Board of Executive Officers of the Company, and of its Subsidiaries.

(xxviii) “Meetings of the Board of Directors” means the meetings of the members of the Board of Directors of the Company and of its Subsidiaries.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

(xxix)   “Preliminary General Meeting” means the meeting of representatives of the Parties to be held before any General Meetings and Meetings of the Board of Directors of the Company and of its Subsidiaries, with the purpose of defining the vote of the Parties, or their representatives in the Company’s Board of Directors and of the members of the Board of Directors of their Subsidiaries to be cast in said events.

(xxx)    “TNL” means Tele Norte Leste Participações S.A., a publicly-traded corporation with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos, No. 425, CEP 22430-190, registered in the Brazilian Registry of Corporate Taxpayers (CNPJ/MF) under No. 02.558.134/0001-58.

1.2. Other Definitions. The definitions above do not exclude other definitions included in the Agreement's introduction or body, including those indicated within double quotation marks or parentheses.

CLAUSE II - BASIC PRINCIPLES OF THE COMPANY

2.1.       The Parties agree to exercise their respective voting rights at the Company's General Meetings so that:

2.1.1.    The Company has as its corporate purpose to hold an interest in the capital stock of CONTAX PARTICIPAÇÕES S.A., and may even provide managerial and administrative services to the Subsidiaries.

2.1.2.    The Company notes that:

(a)         The business management of its Subsidiaries is performed by experienced, independent, and trained professionals with the required qualifications for the positions they hold, being these requirements also applied to the employees of its Subsidiaries;

(b)         The strategic decisions of CONTAX PARTICIPAÇÕES S.A. and its Subsidiaries are always based on the best interest of these companies;

(c)         Any occasional business relationship between the Parties and the Company, with CONTAX PARTICIPAÇÕES S.A. and its Subsidiaries are always conducted according to market conditions;

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

(d)         The strategic decisions concerning CONTAX PARTICIPAÇÕES S.A. or its Subsidiaries have as basic purposes the maintenance and growth of its main business, the development of new projects, the increase of operating margins, and the proper remuneration of shareholders;

(e)         The management of CONTAX PARTICIPAÇÕES S.A. and of its Subsidiaries seeks high levels of profitability, efficiency, productivity and competitiveness in their activities and those of their subsidiaries or affiliated companies;

(f)         Each Party takes all necessary and efficient measures to hold Preliminary General Meetings on a timely basis, abstaining from performing acts that in any way might prevent, postpone or hinder the Preliminary General Meetings;

(g)         The management of CONTAX PARTICIPAÇÕES S.A. and of its Subsidiaries is responsible for the appropriate management of relationship with consumers, minority shareholders, the community and public institutions with which CONTAX PARTICIPAÇÕES S.A. and its Subsidiaries may deal;

(h)         The members of the Board of Directors of the Company may request, individually and at any time, information and documents related to the business and activities of the Company and its direct or indirect subsidiaries, being essential that these subsidiaries fulfill such requests in the shortest possible time, irrespective of a joint resolution by the management body they belongs to;

(i)          The Boards of Directors of CONTAX PARTICIPAÇÕES S.A. and of its Subsidiaries establish policies and procedures for the acquisition of goods and services of any nature, even adopting the Company's Code of Ethics for their Administration and employees, so as to ensure efficiency and transparency in managing the resources of these companies, according to international standards and best practices; and

(j)          The Boards of Directors of the Company, CONTAX PARTICIPAÇÕES S.A. and of its Subsidiaries are advised by internal audit, remuneration and finance standing committees, and may establish other committees that might be necessary according to the specific situation of each mentioned company.

2.2.       The Parties undertake to exercise their respective voting rights pursuant to the basic principles established in Clause 2.1., and in the other clauses of this Agreement. Whenever applicable, the basic principles described in Clause 2.1., and in the other sections of this Agreement shall be fulfilled with respect to the Subsidiaries.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

CLAUSE III - GENERAL PRELIMINARY MEETINGS

3.1.       The Parties shall meet prior to any General Meeting or Meeting of the Board of Directors. At the Preliminary General Meetings, each Affected Share shall be entitled to one (1) vote, subject to the provision in Clause 3.1.1 below, and the resolutions taken shall be recorded in writing and bind the votes of all Parts in said General Meeting, being understood that the Parties undertake to make sure their representatives at the Meetings of the Board of Directors vote in accordance with the decision made at the Preliminary General Meetings and also to make arrangements for its implementation.

3.1.1.    At the Preliminary General Meetings, the number of Affected Shares held by PT shall take into account the direct and indirect interests held by PT on CTX's capital stock, so that the Affected Shares indirectly held by PT on CTX through its interests in AG, LUXEMBURGO and LF TEL shall be considered, in such Preliminary Meetings, as directly held by PT for the purpose of determining the number of votes of PT at such meetings.

3.2.       At the Preliminary General Meetings, the matters within the scope of the General Meetings and of the Board of Directors of the Company and of its Subsidiaries, which are not subject to the special quorum set forth in this Clause III, shall be resolved through the vote of the representatives of fifty percent plus one (50% + 1) of the Affected Shares, calculated as described in Clauses 3.1 and 3.1.1. above.

3.2.1.    The matters described below, before being submitted to the Board of Directors and the General Meetings of the Company and its Subsidiaries, shall be mandatorily resolved in a Preliminary General Meeting, and they shall only be approved through the favorable vote of shareholders, through their representatives, when reaching the respective percentage, as defined in the following sub-items, calculate as per Section 3.1 above:

I.           66,67% of the Affected Shares:

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

(i)          Any amendment to the Articles of association/Organization of the Company and its Subsidiaries, except for the bylaw-related matters referred to in Items II and III of this Clause, which shall comply with the quorums stipulated thereon;

(ii)         Approval of agreements of any nature that, in aggregate value, imply obligations in amounts higher than ten million reais (R$ 10,000,000.00) and which have not been estimated in the annual budget;

(iii)        Any individual transaction between the Company and its Subsidiaries, on one side, and its Shareholders, and any Related Parties, on the other side, in an amount higher than two million reais (R$ 2,000,000.00);

(iv)        Any agreement executed between the Company and TELEMAR NORTE LESTE S.A. or any of its Subsidiaries, irrespective of the amount of the transaction;

(v)         Approval of the policy for donation of goods and funds;

(vi)        Annual investments of any nature, which have not been estimated on the respective budgets, in projects exceeding, either individually or cumulatively, the amount of ten million reais (R$ 10,000,000.00);

(vii)       Approval of the Chief Executive Officer of CONTAX PARTICIPÇÕES S.A. and of any of the Subsidiaries, pursuant to Clause 5.2, below, as well as the approval of the companies for selection of CEOs, as established in Clause 5.2. below;

(viii)      Increase of capital or issue of convertible securities aiming at raising funds for the acquisition of companies; and

(ix)        Creation of subsidiary, or acquisition of control of other companies, as well as authorization for any type of association or execution of shareholders' agreements.

II.         70% of Affected Shares:

(i)          Approval and change of the annual budget and multiannual investment plans of the Company and of its Subsidiaries, including the policy of remuneration of Administrators;

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

(ii)         Annual or multiannual investments of any nature, which have not been estimated on the respective budgets, in projects exceeding, either individually or cumulatively, an amount equal to five percent (5%) of the approved investment budget, considering the overall value of the Company and of its Subsidiaries;

(iii)        Capital increases, capital reduction, or the issue of any securities, except the assumption provided in Item I (viii) above;

(iv)        Creation of preferred shares or increase of the existing class, without keeping the proportion with the other types and classes;

(v)         Change to the preferences, advantages, and terms for redemption or amortization of one or more classes of preferred shares, or creation of a new, more favorable, class;

(vi)        Any proposal to create reserves, provisions or to change the accounting criteria that is lower than twenty five percent (25%) of the net income;

(vii)       Any proposal to create reserves, provisions, or to change the accounting criteria that imply, individually or cumulatively, a variation of CONTAX PARTICIPAÇÕES S.A.'s Net Income in an amount higher than fifty million reais (R$ 50,000,000.00);

(viii)      Any proposal to allocate dividends, interest on capital, or amounts allocated pursuant to the terms of Clause 3.9. below, in which the reduction of cash implies an increase of the Net Debt/EBITDA ratio to an amount higher than 2.5;

(ix)        Approval of any loan, financing or the concession of any separate or cumulative real or personal guarantee within the budget period in force, in amount higher than two percent (2%) of the shareholders' equity;

(x)         Authorization to the Board of Executive Officers to purchase or dispose of assets, create in rem guarantees, grant guarantees to third parties, take out loans, waive rights, compromise or encumber in any way goods or values which represent a liability equal or higher than two percent (2%) of the shareholders' equity;

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

(xi)        Approval of proposal for acquisition by the Company or any of its Subsidiaries of the shares issued by the Company itself or issued by other Subsidiaries implying the increase of the Net Debt/ EBTIDA ratio to a value higher than 2.5;

(xii)       Selection of independent auditors; and

(xiii)      Amendment to the Articles of association of the Company or its Subsidiaries as result of the matters and resolutions listed in this Item II.

III.        84% of Affected shares:

(i)          Disposal or taxation of shares issued by its Controlled Companies or issuance of securities convertible in shares by the Company or its Controlled Companies, which shall incur or may incur loss of controlling interest of the Company or of its Controlled Companies;

(ii)         adoption of any procedure resulting in loss of the controlling interest by the Company and its Controlled Companies due to any other facts that are not the ones set forth in the previous item  (i), for instance, the non-exercise of preference rights to the subscription of shares or bonds convertible in shares, interest in mergers, incorporations or splits;

(iii)        merger, split, incorporation, incorporation of shares or transformation involving the Company or its Controlled Companies, including permute or giving in payment through use of the issuance of these societies;

(iv)        opening or closing of capital of the Company or of its Controlled Companies;

(v)         alteration of social object of the Company or of its Controlled Companies;

(vi)        interest in group of societies;

(vii)       dissolution of the Company or of any of its Controlled Companies; and

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

(viii)      alteration of Company Articles of Association/Organization or of its Controlled Companies resulting from subjects and deliberations listed in this item III.

3.2.2.    The subject set forth in Clause 3.2.1. I (iii) shall be only approved in the Previous General Meeting, if there is favorable vote of the shareholders representing the quorum established therein, with abstention by the interested Party, observing the provisions of Clause 3.6 below.

3.2.3.    If there is a predicament and until the subject set forth in Clause 3.2.1. II (i) above is approved, the respective Managements of the Company or of its Controlled Companies shall observe, as applicable, the  pluriannual investments or the annual budget already approved in the previous  fiscal year, as the case may be.

3.2.4.    The subjects set forth in Clause 3.2.1. I, II or III, above, which shall involve limits of values or pecuniary percentages shall also apply, observing the respective quorums, to all Controlled of the Company.

3.3. Previous General Meetings, set forth in clause 3.2.1. shall obey the rules established below:

3.3.1.    Previous General Meetings shall be summoned with at least seven (7) days previous notice of its  appointed date, by the CEO or by any of the Parties, by  any written means, with evidence of receipt of the summoning notice by each one of the Shareholders.

3.3.2.    The Preliminary General Meetingshall be held on first summoning on the second Business Day previous to the due gathering of each one of the das General Shareholders Meetings or Directors' Meetings of the Company and of its Controlled Companies.

3.3.3.    The Directors shall make available to all Shareholders, at the same date of its respective summoning notice, all information and documents regarding the subjects of deliberation in the respective Previous General Meeting.

3.3.4.    The Preliminary General Meetingshall be held at the head office of the Company.

3.3.5.    The Preliminary General Meetingcan be held in any place, at any time if all Parties are present.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

3.4.       Deliberations taken on Previous General Meetings shall be recorded in writing and shall bind the votes in the corresponding General Shareholders Meeting and the votes of the Counselors indicated in the corresponding Directors' Meeting, whenever the deliberation is taken in one of these collegiates.

3.5. The Party not present to the Previous General Meeting, observing the provisions of Clause 3.6 below, engages, from that moment on, to vote in the corresponding General Shareholders Meeting, and cause its representatives to vote in the corresponding General Shareholders Meeting or Directors' Meeting, according to what shall be established in the corresponding Preliminary General Meetingin which they were not present.

3.6.       The Preliminary General Meetingshall be held with the presence of Parties representing at least 50% (fifty percent) plus one of the Affected shares.

In the event of absence of Shareholders representing referred minimum quorums of installation, the Previous Meeting shall not be held, as per provisions of Clause 3.6.1 below.

3.6.1     In the event of non-installation of the  of Previous General Meetings, the Parties shall vote in the respective Directors' Meeting, as well as cause their representatives to vote to reject the proposal submitted to the appreciation of the Previous General Meeting, maintain the status quo of the Company and of its Controlled Companies, as they case may be.

3.7.       Observing the provisions of item 3.2.1 (II) (viii), the Parties, from this moment on, compromise to vote and to cause that their representatives in the Board of Directors vote (if applicable) to distribute, in dividends, the total of the profits of the Company, which shall remained after legal deductions, the necessary contributions to the constitution and creation of legal and statutory reserves and the contributions that shall be necessary to make investments approved by the respective  Board of Directors.

3.8.       The Parties compromise to vote and cause that their representatives in the Board of Directors vote to summon the General Shareholders Meeting  or Directors' Meeting (if applicable) of the Company in order to deliberate on the  distribution of dividends as soon as they are received by CONTAX PARTICIPAÇÕES S.A., using the assumption of  Article 123 of Lei n° 6.404/76.

3.9        Observing the provisions of item 3.2.1 (II) (viii) and the contractual obligations taken on by the Company, the Parties agree in voting favorably in the  Preliminary General Meeting summoned, in order to distribute the resources to the Shareholders of the Company, even if in a certain fiscal year there are no profits accrued, through accounting operations  and/or interest granting this distribution, if the same are made according to the applicable laws and to the generally accepted accounting principles.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

3.10      The Shareholders herein compromise to exercise their voting rights in order to increase the capital of CTX set forth in the Subscription Agreement, according to all the terms and conditions set forth therein, which, they hereby declare to acknowledge and fully agree with, expressly waiving their preference rights set forth for subscription of shares by and PT.

CLAUSE IV - ELECTION DOS MEMBERS OF AUDIT COMMITTEE and BOARD OF DIRECTORS

4.1.       The Board of Directors of the Company shall be formed by seven (7) members, and by an equal number of substitutes. The Parties compromise to vote and to cause their representatives to vote at Previous General Meetings and General Shareholders Meetings when the election of Counselors shall be object  of deliberation according to the provisions of this Clause and of Clause 3.2.1.

4.1.1.    The Parties AG, LUXEMBURGO, LF TEL and FASS shall be entitled to, jointly, as long as they bear more than 50% (fifty percent) of the capital stock with voting rights of the Company, the right of nominating for the Board of Directors of the  Company  five (05) of its members, and this number shall always represent the majority of the members of the Board of Directors of the  Company, as well as the majority of the members of the Board of Directors of the Controlled Parties.

4.1.2     While PT shall hold at least (a) 10% (ten percent) of the voting capital stock of the Company, it shall be entitled to elect, in separate poll, two (02) members of the Board of the Directors of the Company and (b) 5% (five percent) of the voting capital stock of the Company, and it shall be entitled to elect, in separate poll, one (01) member of the Board of Directors of the Company.

4.1.3     The Parties compromise to exercise their respective voting rights in order to elect the larger number of members of Board of Directors of the Company and of the Board of Directors of its Controlled Companies in forma provided for in this Agreement, observing the provisions of Clause 4.1.1 and 4.1.2 above, even if such Counselors are elected by minority members.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

4.1.4.    In the event of vacancy or impeachment of the titular and its respective substitute, the Shareholder appointing it shall make another nomination, which shall be ratified in the Preliminary General Meeting and elected by the corresponding General Meeting.

4.2.AG,  LUXEMBURGO, LF TEL, FASS and PT, individually shall be entitled to nominate a member to the Audit Committee, when in operation, and AG, LUXEMBURGO, LF TEL and FASS, shall bear, jointly, the right to nominate the majority of the members of the Audit Committed, whenever they shall bear, jointly, more than  fifty percent (50%) of the capital stock entitled to vote of the Company.

4.3.       Whenever holding at least ten percent (10%) of the voting capital stock of the Company, PT shall be entitled to nominate two (2) members for the Board of Directors of CONTAX PARTICIPAÇÕES S.A., observing that PT shall hold the right to nominate at least one (01) member of Board of Directors of CONTAX PARTICIPAÇÕES S.A. whenever it holds at least 5% (five percent) of the voting capital stock of the Company.

CLAUSE V - ELECTION AND DESTITUTION OF THE BOARD OF DIRECTORS

5.1.       The Board of Directors the Company shall be formed by three (3) Directors,  and the CEO and one Directors shall be chosen by AG, LUXEMBURGO, LF TEL, and FASS, jointly, whenever holding more than fifty percent (50%) of voting capital stock of the Company, observing the provisions of Clauses 5.2 and following, below, regarding the election of the CEO of the Company, and PT, while holding at least eleven percent (11%) of the Affected shares, the nomination of a Director of the Company.

5.2.       The process of nomination of the persons to hold positions of CEO of the Company and of the Controlled Companies shall be made jointly, by the Parties AG, LUXEMBURGO, LF TEL and FASS, while holding more than fifty percent (50%) of the voting capital stock of the Company, and such Parties shall submit for approval in the Preliminary General Meetingthe name of three (3) candidates selected by a company of selection of executives chosen in a Previous General Meeting, as per Clause 3.2.1. I (vii), above.

5.3        PT is entitled to, in a justified manner, reject the name of one of the candidates presented as per Clause 5.2 above, exclusively, for the position of the CEO of CONTAX PARTICIPAÇÕES S.A., and AG, LUXEMBURGO, LF TEL and FASS, jointly,  while holding more than  fifty percent (50%) of voting capital stock of the Company, are entitled to choose the name of the CEO of  CONTAX PARTICIPAÇÕES S.A. between the two remaining candidates.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

5.3.1.    AG, LUXEMBURGO, LF TEL and FASS jointly, while holding more than 50% (fifty percent) of the voting capital stock of the Company, are entitled to choose the name of The CEO of the Company and of its Controlled Companies, observing the provisions of Clause 5.3 above regarding the election of The CEO of CONTAX PARTICIPAÇÕES S.A.

5.4.       AG, LUXEMBURGO, LF TEL and FASS, as well as the company of selection of executives above-mentioned, shall observe the following criteria in nominating the names of the three (03) candidates to occupy the position of  CEO for appreciation of Parties:

(a)         the candidate cannot have been employed by or have been nominated for the positions of  management of the  Parties or of the Parties' Affiliates, and

(b)         the candidate shall mandatorily be experienced in managing companies considered big companies.

5.5. Directors of CONTAX PARTICIPAÇÕES S.A. shall be exclusively nominated by the CEO of CONTAX PARTICIPAÇÕES S.A. and Directors of the other Controlled Parties shall be exclusively nominated by the CEO of CONTAX PARTICIPAÇÕES S.A. jointly with the CEO of the respective Controlled Company.

CLAUSE VI – EXERCISE OF VOTING RIGHTS

6.1. Besides the measures set forth in this Agreement, the Parties agree in using the voting rights regarding its Affected shares for the exact fulfillment of the Agreement, and any of the Parties cannot execute any other voting agreements except for (i) the Shareholders Agreement executed on April 25th, 2008 between AG, LUXEMBURGO, LF TEL and FASS, which full content is known by the Parties and for (ii) Shareholders Agreement  of AG and (iii) of Shareholders Agreement of LFTel.

6.1.1.    The Shareholders  Agreement executed by A.G, LUXEMBURGO, L.F. TEL and FASS cannot be altered without previous and express consent of the others signatories of this Agreement.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

6.1.2     In the event of discrepancy between provisions of this Agreement and the ones of the Shareholders Agreement executed between  AG, LUXEMBURGO, L.F. TEL and FASS, the provisions of this hereby Agreement shall always prevail.

6.1.1.    It is hereby established that the Parties, the Intervenient and its controllers holding common or preferential shares entitled to vote (even if restricted) of the Controlled Companies shall compromise to abstain their voting rights and to instruct their representatives in such companies to abstain from voting, whenever this vote shall be determinant to prevent the approval in General Shareholders Meeting or in Board of Directors Meeting of the respective Controlled Party, of a subject already  approve in a  Preliminary General Meeting of the Company, according to this hereby Agreement.

6.2. In the event any of the Parties, or its controlled company shall become bankrupt or enter into concordat, judicial or extrajudicial winding-up, shall be subject to the intervention of  public authorities, or may have granted the decision of its dissolution , al Affected Shares held by such Party shall remain subject to all the clauses and conditions of this Agreement, but, however, the exercise of its respective voting rights in the Preliminary General Meeting shall be suspended  while the event generating this suspension, as set forth in this Clause, shall subsist.

CLAUSE VII - TAXATION OF SHARES

7.1.       After the Lock-up  Period set forth in Clause 8.1.1 below, the Parties can institute pledge or guarantee on the Affected shares, which shall only be valid and efficient if the creditor shall expressly declare, in writing, that it is aware of all the provisions of this Agreement, and that it shall comply with all the rules hereby established, especially regarding the Right of Preference to be observed in any case. Any pledge or guarantee falling upon on the Affected shares shall be immediately informed to the Company, which shall, on its turn, notify all the others Shareholders regarding the existence of burden.

7.2.       The Parties are prohibited, regarding the Affected shares, to institute usufruct, secured fiduciary sale, family trust, to contract a sales agreement, institute preference right, lease, except  as set forth in Clause 7.1, however, being permitted to grant to financial institutions the right to participate in the receipt of dividends on their Affected shares, if there is no transference of political  rights of any kind.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

7.3.       The Parties are also prohibited to offer any of their Affected shares for pledge. If, however, independently from the Party's will, the pledge becomes effective, the Party shall  take measures for the substitution of its object, within thirty (30) days as of the date of the effective pledge, thus releasing the total of the pledged interest. The Party's omission regarding the necessary measures to  effect the substitution and of release of the pledge within the term date hereby set forth, shall subject the default Party to the eventual losses and damages caused by it. Besides, if the default Party shall not substitute the pledged shares and does not settle the debt, the others  Shareholders shall be entitled to the pay for the debt contracted by the Shareholder having its shares pledges, thus releasing the processes of pledge and thus the default Party acquiring them, as they contribute for the settlement of the debt. In this event, the Shareholders shall be entitled to the recessive process against the default Shareholder in order to attain indemnity for eventual losses or damages suffered.

7.4.       Any third party acquiring Affected shares according to this  Clause VII, always according to the rules set  forth in this Agreement shall expressly and in writing declare that it is aware of all the terms of this Agreement and that it adheres to it with no restrictions.

7.5.       Any legal businesses with the Affected shares made in non-conformity with the procedures and rules established in the Agreement shall be ineffective regarding the Company and other Parties and shall not be acknowledged or taken into consideration by the Company.

CLAUSE VIII –  RIGHT OF PREFERENCE IN ASSIGNMENT OF AFFECTED SHARES AND SUBSCRIPTION RIGHTS

8.1.       The Parties shall not sell, assign, transfer either graciously or with payment, assign to the capital of another society, transfer or also alienate or convey, in any form, direct or indirectly its Affected shares and they shall not sell, assign, transfer, or yet, alienate or convey under any form,  graciously or with payment,  direct or indirectly, its Subscription Rights, except with compliance to provisions below, observing the provisions of Clauses X and XI of this Agreement.

              8.1.1       Until Partial Divisions are made, none of the Shareholders AG, LF, LUXEMBURGO and PT can sell, assign, transfer, graciously or by payment, convey to the capital of another society, transmit or yet, alienate or dispose of, under any form, direct or indirectly any of the Affected shares held in the capital stock of the Company (“Period of Lock-up”).

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

              8.1.2       Once Partial Divisions are made, the Shareholders expressly agree that the provisions set forth in this Clause VIII shall also apply, mutatis mutandis, to the cases of sale, assignment, transference, either gracious or through payment, conveyance to the capital of another society, transference or yet, disposal under any form, direct or indirect of the interest that PT shall hold in the New  Holdcos.

8.2.       If one of the Parties (“Offering Party”) shall receive a proposal (“Proposal”) from any of the Parties or from third parties (“Proponent”) to sell, assign, transfer either graciously or by payment, grant to the capital of another society, transmit or, in any form, dispose of or alienate the totality of part of its Affected shares or Subscription Rights, the  Offeror Partiesshall notify in writing (“Notice”), the other Parties (“Offered Party”), offering the Affected shares, which it intends to alienate (“Offered Shares”) or the Subscription Right it intends to assign  (“Offered Rights”), informing the price, currency, place of payment and all other terms and conditions of the Proposal (including the name of the Proponent, its full qualification and compromise of, in acquiring the Offered Shares or Offered Rights, to adhere to this Agreement), which shall be irrevocable and unchangeable and, as the case may be, come with (e) submittal of letter of warranty of first class  banking institution and (ii) respective society approvals in order to make the  operation. The Offeror Parties shall also inform its intention to accept the Proposal, which shall be attached to the Notices.

              8.2.1       Once partial Divisions are implemented, any Proposal with PT as Offeror Parties cannot be subject to partial acquisition of the Affected shares or Subscription Rights, subject  to the Right of Preference of PT and it shall, mandatorily encompass, (i)  the acquisition by the Proponent of the total of Affected shares and Subscription Rights issued by Nova Holdco LF of property of Portugal Telecom (jointly, “Affected shares and LF Subscription Rights”) according to the same conditions of price, currency and place of payment, term, warranties (letter of guarantee of first class banking institution) and society approvals, as referred in  previous Clause 8.2; and (ii)  the  acquisition by the Proponent of the total of Affected shares and Subscription Rights issued by of Nova Holdco AG held by Portugal Telecom (jointly, “Affected shares and AG Subscription Rights ”), according to the same conditions of price, currency and place of payment, term, warranties (letter of guarantee of first class banking institution) and society approvals, as referred in  previous Clause 8.2; however PT shall submit, simultaneously to the Notice, a notice to the AG Shareholders and to the LF Shareholders with the Proposal, in order for their exercise of their right of preference regarding the Affected shares and AG Subscription Rights and Affected shares and LF Subscription Rights, respectively, according to and in compliance with the rules hereby set forth. The Proponent can condition its Proposal to the acquisition of the totality of the Affected shares and Subscription Rights Subject to the Right of Preference of the Company and of the New Holdcos. In any of these events, PT shall, in the Notice, inform the existence of condition applicable to the Shareholders of the Company and of the New Holdcos.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

8.3. The Offeree Parties shall bear Right of Preference in the  in the acquisition of the Offered Shares and of Offered Rights according to the same terms and conditions of the Proposal, at the rate of the number of  Affected shares they hold, over the total of Affected shares, excluding the  Affected shares held by the Offering Party. The exercise of the Right of Preference shall be subject to the procedures indicated below.

8.3.1 Each Offered Party can only exercise its Right of Preference on the totality and not on less than the total of Offered Shares or Offered Rights to which it is entitled by the rule of proportion referred  to at the end of Clause 8.3, observing the amount provided in Clause 8.5 below, and it cannot exercise its Right of Preference only on part of the Offered Shares or Offered Rights to which it is entitled according to the proportion rule mentioned in Clause 8.3.

8.4.       Within thirty (30) days as of the date of receipt by the Offeree Partiesof the Notice of the Offering Party, according to  Clause 8.2, each one of the Offeree Parties shall, at its time, send a written notification  (“Notification”) to the Offering Party, informing:

(a)         that it intends to exercise the  Right of Preference on the totality of the Offered Shares and/or of Offered Rights to which it is entitled according to the proportion rule referred in Clause 8.3; or,

(b)         that it waives its Right of Preference (and in the absence of  a Notification in this sense within the established term, it shall be understood as a waiver of the Right of Preference), and the assignment  of the Right of Preference cannot be made at any time  to another Party or to third parties by the Offered Parties.

8.5.       If one or more Offeree Parties waive their respective  Right of Preference to the acquisition of the Offered Shares and/or of the Offered Rights to which it is entitled, the Offered Shares and/or Offered Rights over which that Offered Party (ies) do not exercise its Right of Preference  ("Remnants") shall be offered to the other Offeree Parties that have notified the Offeror Parties baccording to  item (a) of the Clause above. The Offeree Partie sshall be notified by the Offering Party, in order to within fifteen (15) days following the term mentioned in  Clause 8.4, exercise their Right of Preference.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

8.5.1.    Each of the Offeree Parties to the Scraps purchase shall only exercise its preemptive right over the totality of the Scraps. If more than one Offered Party to the Scrap purchase exercise its Preemptive Right over such Scraps, such Offeree Parties will be obliged to acquire the Scraps in proportion to the number of the Affected Shares held by them over the total of the Affected Shares, excluding all other shareholders' interests.

8.5.2.    Each Offered Party notified to the exercise of the Preemptive Right over the Scrap shall respond to the Offeror Partiesin writing within 15 (fifteen) days from the date of the notice receipt of the Offeror Parties referred to Section 8.5, stating:

(a)         that intends to exercise its preemptive right on all the scraps and not less than the totality of the scraps (not being allowed to exercise it over part of the scraps), or;

(b)         that intends to waive its Preemptive Right over the Scraps (and the absence of response within the prescribed period, shall be construed as a waiver of the Preemptive Right over the scraps), not being allowed to transfer at any time the preemptive right over the scraps to any other Offeree Party or third Parties.

8.6.       In case the scraps persist at the end of the term provided in Clause 8.5.2. above, the Company shall have the right to acquire such scraps, provided that:

(a)         through any of its Officers duly authorized by the Board of Directors, communicate this intention to the Offeror Parties within two (2) Business Days subsequent to the expiry of the final term prescribed in Clause 8.5.2 above; and

(b)         dispose of profits or reserves, except legal, in an amount sufficient to the purchase of the Offered Shares and/or Scraps.

8.7.       The Parties have the preemptive right to purchase the Company's capital with voting rights held in its treasury at the time they will be disposed of by the Company, subject to the procedure described in Clause 8.3 above, except with respect to the preemptive right of the Company as to the acquisition of the Scraps.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

8.8.       Upon the expiry of the terms set out in Clauses 8.4, 8.5 or 8.6, as applicable, the Offered Shares and/or the Offered Rights shall be disposed of within 15 (fifteen) subsequent days, (i) to the Offeree Parties that have notified the Offeror Parties within the prescribed term of its intention to acquire the Offered Shares or the Offered Rights and possibly the scraps in the same terms and conditions of the Offer, and (ii) to the Company, as applicable.

8.9.       If the Offeree Parties and/or the Company have not exercised their respective Preemptive Rights on the totality of the Offered Shares and/or the Offered Rights, under the previous clauses, the Offeror Parties shall be free to, under the Offer, within the 30 (thirty) days following the end of the term specified in Clause 8.6 above, dispose of all the Offered Shares and/or the Offered Rights to the Offeror or, upon request of the Offering Party, dispose of to the Offeror a portion of the Offered Shares and/or Offered Rights on which the Parties have not exercised the preemptive right, in order to ensure that the Offeror Parties may dispose of all of the Offered Shares and/or the Offered Rights.

              8.9.1       In the event provided in Clause 8.2 1 above, if the Offeror does not bound its Offer to the purchase of all the Affected Shares and Subscription Rights Subject to the Company's Preemptive Rights, as well as entirety of the  LF's Affected Shares and Subscription Rights and the entirety of the AG's Affected Shares and Subscription Rights  under the provisions of Clause 8.2.1 in fine, PT shall be free to, under the Offer, within 30 (thirty) days following the end of the term specified in clause 8.6 above, dispose of all the PT's Offered Shares and/or Offered Rights, and all the LF's Affected Shares and all Subscription Rights and/or AG's Affected Shares and Subscription Rights to the Offeror, in the event the Company's, Holdco LF's and Holdco AG's Offered Parties, as the case may be, have not, respectively, exercised its preemptive rights for the purchase of all the Affected Shares and Subscription Rights subject to the Company's Preemptive Right, as well as all the LF's Affected Shares and Subscription Rights and/or all the AG's Affected Shares and Subscription Rights

8.10.     The Purchaser of the Offered Shares shall be obligated to, irrevocably, adhere unconditionally and irreversibly the terms of this Agreement through an amendment or correspondence sent by the Registry of Deeds and Documents to the Company and the other Parties, under penalty of inefficiency of their disposal. In terms of the Subscription Right, the Purchaser of the Offered Rights will be required to adhere to this Agreement at the time of the conversion of bonds or securities into shares with voting rights or the subscription of these.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

8.11.     The restrictions regarding the transfer of the Affected Shares as provided in Clause 8.1 above shall not apply to the transfer of a common share by one Party to a Director and its respective alternate appointed by the same Party and that is not a shareholder of the Company, subject that such Director and its respective alternate shall return such shares to the Party when they cease to be a Director or alternate, or transfer them to the Director and its alternate who replace them.

8.12.     Any sale, transfer, assignment, provision or disposal of the Affected Shares or Subscription Rights who breaches the provisions of this clause VIII shall be ineffective, and the Company is, from this moment, forbidden to record it in his books, except as provided in Clause XI of this Agreement.

8.13.     Each Party shall deliver to the other Parties and to the Company copies of all sent notices and notifications related to the exercise of the Preemptive Rights related to this clause.

8.14.     Subject to the provisions of this Agreement, in case of disposal of the Affected Shares held by a particular Party, the Purchaserpurchaser will succeed the Purchaser in all its rights and obligations under this Agreement, and the Agreement shall remains unamended. If the shares are disposed of to one of the parties to the Agreement, the Purchaser shall add to the rights and obligations which already holds the rights and obligations pertaining to the Disposing Party. In case there is more than one Acquiring Party, each Acquiring Party shall succeed the Disposing party, proportionately, in their rights and obligations under this Agreement. Whenever there is an acquisition of Affected Shares by third parties, the third parties shall be responsible for the appointment of a representative to attend the Preliminary General Meetings.

8.15.     In case there is more than one Purchaser of the Affected Shares and specifically with respect to the rules of election of the members of the Board of directors provided in Clause IV above, the disposing Party(ies) and purchaser(s) as a condition for the effectiveness of the business, shall agree who will have the right to appoint the Director(s) previously indicated by the Disposing Party(ies).

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

8.16.     The Parties undertake to hold a General Meeting required for the substitution of a Director, motivated by the facts referred on the previous Clause, and to vote to elect the Director of the Party entitled to the appointment.

8.17.     It is established that the transfer of Affected Shares and/or Subscription Rights between AG, LUXEMBURGO, LF TEL ad FASS shall not be subject to the rules provided in this Clause VIII, except for the procedural rules set forth herein. If AG or LUXEMBURGO or LF  TEL receives an Offer from a third party or any other party to sell, assign, transfer, free or at charge, grant to other Company's capital, transmit or, in any way, sell or dispose of all or part of their Affected Shares or Subscription Rights should offer each other and, in the event of waiver by the Offeree Party in question, or if the Offeree Party does not exercise the Preemptive Right under this Agreement, AG or LUXEMBURGO or LF TEL, as the case may be, should offer its Affected Shares and/or Subscription Rights to all the Parties (including AG, LUXEMBURGO or LF TEL, as appropriate) as set forth in this Agreement.

8.18.     It is understood that in case FASS receives an offer from a third party or any party to sell, assign, transfer, free or at charge, grant to the another company's capital, transmit or in any way, sell or dispose all or part of their Affected Shares or Subscription Rights should first offer AG, LUXEMBURGO and LF TEL and in the event of waiver by AG, LUXEMBURGO and LF TEL, or if they do not exercise its preemptive right under this Agreement, FASS shall offer its Affected Shares and/or subscription rights to the other parties (including the AG,  LUXEMBURGO or LF TEL, as appropriate) as set forth in this Agreement.

8.19.     No provision of this Agreement, in particular the provisions of this Clause VIII, shall apply to the disposals of the Affected Shares made by any Party to its Affiliate, provided that the purchasers adhere in writing and simultaneously to the shareholders agreement assuming all rights and obligations of the disposing Party, the latter remaining jointly liable for the purchaser's obligations in this Agreement.

CLAUSE IX - TAG ALONG

9.1        In case one or more parties decide to dispose of to third parties, directly or indirectly, in one or more transactions, its/their Affected Shares ("Disposing parties") representing the Company's control ("Transfer of Controlling Interest"), and the Preemptive Right not having been exercised by the other Shareholders, as provided on Clause VIII, such other Shareholders shall have the right to sell ("Participants"), together with the Disposing Parties, up to the totality of the Affected Shares of its property, with priority over the Disposing Parties ("Tag-along Right"), i.e., that the Disposing Parties may dispose of its affected Shares under the terms provided herein, shall have to ensure the sale of all the interest held by the other company's shareholders, in case they exercise its Tag-Along Right under this Clause IX.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

              9.1.1        Once the partial spin-offs are implemented, Portugal Telecom shall only have the right to exercise its Tag-Along Right provided in Clause 9.1 above if it includes in this sale, together with all of the Affected Shares held by it in the Company (i) the totality of the Affected Shares (and/or Subscription Rights, as the case may be) of Nova Holdco LF, and (ii) the totality of its Affected Shares (and/or Subscription Rights, if appropriate) of Nova Holdco AG. In case of sale of the Affected Shares of Nova Holdco LF and the Affected Shares of Nova Holdco AG, the preemptive rights of signatory shareholders, respectively, of the shareholders agreements of the referred Nova Holdcos shall be fully respected.

9.1.2.      For the purposes of this clause, the definition of "Transfer of Controlling Interest" in Article 254-A of Law No. 6404/76, as amended, applied in accordance with the regulations of the Securities Commission - CVM will apply.

9.2.       In the event provided in Clause 9.1, the Disposing Parties shall notify the Participants and the Company in writing, informing of the intended sale ("Sale Notice") and setting a term not less than fifteen (15) Business Days for the accomplishment of the disposal ("Sale Date"). The Sale Notice shall be accompanied by a disposal agreement draft previously negotiated and specify: (i) the name and the qualifications of the Purchaser purchaser ("Purchaser"), (ii) the number of Shares that the disposing parties wish to dispose of; (iii) the disposal price and other conditions, (iv) confirmation that the Purchaser Purchaserwas informed of the Tag-Along Right, and (v) the Sale Date, limited to 30 (thirty) Business Days from the date of the Sale Notice, observed that, if one of the Participants is PT, the disposing party must also submit to PT, together with the Sale Notice, Purchaser's confirmation that undertakes to acquire, irrevocably and irreversibly, if the Tag-Along Right is exercised by PT, all the Company's Affected Shares property of Portugal Telecom, and also all their Affected Shares of Nova Holdco LF and Nova Holdco AG and the Purchaser undertakes to adhere to all terms and conditions of this Agreement if the Tag-Along Right is not exercised.

9.3        The Participants who intend to exercise its Tag-Along Right shall notify the Disposing parties and the Purchaser in writing within 5 (five) Business Days from the date of receipt of the Sale Notice, specifying the number of Affected Shares who wish to dispose of.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

9.4.       The price per Affected Share to be paid by the Purchaser to the Participants shall be equal to the price per Affected Share paid to the Disposing Party. The disposal conditions shall be the same for the Disposing Party and the Participants, being determined that when negotiating the disposal of their Affected Shares to third parties, the Disposing Party shall establish that: (i) the price per Affected Share to be paid to the Disposing Party and the Participants shall be determined and paid in full in local currency in Brazil, and the Disposing Party and the Purchaser expressly declare that the Disposing Party shall not be entitled to receive any other form of compensation or benefit from the Purchaser or any Affiliate by virtue of disposal of their Affected Shares, (ii) the only representations and warranties that the Participants have to make will be related to the Affected Shares that the Participants shall dispose of, at its legal capacity and authority of its legal representative to enter the disposal agreement, (iii) the sole obligation of the Participants shall be to transfer the ownership of the Affected Shares to the Purchaser in accordance with the conditions of the shares purchase and sales agreement, and (iv) the Participants shall have several and joint responsibility in the disposal agreement. If the Purchaser fails to accept these conditions, the disposal of the Affected Shares by the Purchaser will depend upon prior written approval of the Participants.

9.5.       If the Purchaser refuses to conclude the purchase of all the Affected Shares that Participants have proposed to dispose of in the exercise of the Tag-Along Right, observing the provisions of Clauses 9.1.1 and 9.2 with respect to PT, the Disposing Party will be prevented to dispose of any of its Affected Shares to the Purchaser, unless obtaining the express consent of the Participants.

9.6.       If neither Parties exercise its Tag-Along Right, the Disposing Party will be permitted until the Sale Date to dispose of its Affected Shares by the same price and under the same terms and conditions provided in the Sale Notice. If the disposal is not concluded until the Sale Date and under the offered terms, the procedures relating to the Preemptive Right and the Tag-Along Right, as provided in this Agreement, shall be conducted again.

9.7.       If any of the Shareholders exercise the tag-along right, the Disposing Parties cannot dispose of their Affected Shares unless the disposal also comprises all the Affected Shares subject matter of the tag-along request, subject to Clauses 9.1.1 and 9.2 regarding PT.

CLAUSE X - PARTIES' CONTROL TRANSFER

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

10.1.     Shareholder's Control Transfer. The direct or indirect controlling shareholder of any party cannot cease to exercise control of the Party (or ceases to hold the majority of the shares with voting rights issued by the Party), without all the Affected Shares owned by such Party are offered previously to the other parties, observed the principles contained in Clause VIII above, concerning the exercise of Preemptive Right. For the purposes of exercising the Preemptive Right provided in this Clause, the price to be established by an appraiser mutually chosen by the parties, who shall consider, for purposes of evaluation of the Affected Shares to be disposed of, the values and conditions of the proposal originally received by the Party's controlling shareholder now in reference, which must comply with the same legal and regulatory requirements applicable to "Transfer of Controlling Interest" under Article 254-A of Law No. 6404/76, as amended, and in accordance with applicable regulations of the Securities and Exchange Commission - CVM shall be considered as an Offer.

10.1.1. The Party, whose control ceases to be exercised without observing the provisions of Clause 10.1, the Company's shares in their ownership shall not be considered Affected Shares, with the consequent suspension of their voting rights, being such Party prevented from participating in the Preliminary General Meetings and exercising its rights under this Agreement.

10.1.2. The Parties may, at any time, request to the other Parties to submit a complete list of the shareholders entitled to vote in a position preceding the date of request.

10.1.3. In the circumstances provided in Clause X, if the Transfer of Controlling Interest of any of the national Shareholders implies in an indirect transfer of the Company's control for the purposes of Article 254-A of Law No. 6404/76, as amended, applied according to the regulation of the Securities and Exchange Commission - CVM, the other Shareholders will be entitled to exercise the Tag-Along Right under Clause IX above.

10.2 Portugal Telecom SGPS cannot cease to exercise directly or indirectly the control of PT (or cease to hold, directly and indirectly, the majority of shares with voting rights of PT, under Clause 10.5 below) without all the Affected Shares owned by PT in the Company and, if partial spin-offs already been implemented in Nova Holdcos, being previously offered to the other shareholders, subject to the principles contained in clause VIII above, concerning the Preemptive Right. For the purposes of the Preemptive Rights exercise provided for in this item, the price to be established by an appraiser mutually chosen by the parties, who shall consider, for the purposes of evaluation of the Affected Shares to be disposed of, the values and conditions of the offer originally received by the shareholder controlling the party now in reference shall be considered as an Offer.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

10.3.     If the PT control is no longer exercised by Portugal Telecom SGPS, without observing the provisions of Clause 10.2, the Company's ownership shares, and the shares of the Novas Holdcos' ownership, if the Partial Spin-offs have already been implemented, shall not be considered as Affected Shares for the purposes of this Agreement and the agreements of the Nova Holdcos shareholders, with the consequent suspension of their voting rights, being PT prevented from participating in the Previous Meetings provided herein.

10.4       AG and LF may, at any time, request PT to submit a complete list of its shareholders entitled to vote in a position preceding the date of request.

10.5.     Portugal Telecom SGPS will be considered for all purposes of this Agreement as the controlling shareholder of PT while holds full ownership and representative economic and political interests, directly or indirectly, of at least fifty one percent (51%) of PT's capital and voting shares.

10.6.     In the event that, at any time during the effectiveness of this Agreement, there is a change in the control structure of Portugal Telecom SGPS, as defined in attachment 10.6 of this Agreement, the parties may exercise a purchase option on all the Affected Shares owned by Portugal Telecom, as indicated in the Private Instrument of Shares Purchase Option of Telemar Participacoes SA, of CTX Participações SA ("Purchase Option") constituting Annex 10.6a of this Agreement, which is an integral part.

              10.6.1     Once implemented the partial spin-offs, the Purchase Option described above will be amended in order to include a purchase option granted by Portugal Telecom (i) in favor of AG LTDA. to acquire the interest held by Portugal Telecom in Nova Holdco AG and (ii) in favor of LF to acquire the interest held by Portugal Telecom in Nova Holdco LF.

CLAUSE XI - EXCHANGE OF SHARES HELD BY PT AT CTX

11.1.     If PT ceases to be a shareholder, directly or indirectly, of Telemar Participacoes SA ("Telemar Par") ("PT Liquidity Event"), the interest held directly or indirectly by PT in the CTX's share capital may be redeemed or exchanged, as appropriate, subject to the terms and conditions contained in this Clause XI.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

11.2.     In the case of a PT Liquidity Event, any of the Shareholders AG, LUXEMBURGO, LFTel or PT may notify in writing the other Shareholders and CTX of its intention to proceed as provided in Clauses 11.3 and following of this Agreement ("PT Liquidity Event Notification"), provided it is done within 30 (thirty) days from (i) the date of the occurrence of such PT Liquidity Event, or (ii) in case of a PT Liquidity Event that is subject to the preemptive right under the shareholders agreements of Telemar Par, PASA or EDSP75 from the date of receipt by PASA or LFEDSP75 shareholders or, as appropriate, notification containing the terms of the offer in order to exercise this preemptive right. PT Liquidity Event Notification shall be sent to all Shareholders and CTX, as provided in Clause XVI below.

11.3       If the AG Shareholders, the PT and LFTel Shareholders have implemented partial divisions, in the event of a PT Liquidity Event Notification is delivered to the Shareholders in relation to a PT Liquidity Event that is subject to the preemptive right provided in item (ii) of Clause 11.2 above, the AG and LFTel Shareholders may, within a 30 (thirty) days term, notify the PT, at its discretion, whether they intend to exercise or not the right to exchange the interest held by PT in the Novas HoldCo's share capital by interest in the share capital of PASA and LFEDSP75 split, pursuant to Clause 11.3.2 below (the "Exchange Notice").

11.3.1   If the AG and LFTel Shareholders cease to send PT a Exchange Notification within the term specified above, they will lose the right to require the accomplishment of the exchange provided in Clause 11.3.2 below, being obliged to proceed as provided in Clauses 11.4 and following below.

11.3.2   If the AG and LFTel Shareholders exercise the right provided in Clause 11.3 above, then:

The AG and LFTel Shareholders may, before completion of the PT Liquidity Event, exchange all of the shares of Novas HoldCos owned by PT for a number of shares of PASA and LFEDSP75 owned by the AG and LFTel Shareholders, respectively, determined in accordance with the following formula ("Exchanged Shares"), in order that such exchanged shares may also be part of the equity interest to be disposed of by PT in its respective PT Liquidity Event ("Exchange")

Exchanged Shares = A + B, where:

A = number of PASA's shares  to be received by PT due to the Exchange as determined in accordance with the following formula: (D*C-P+Q)*E/F

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

B = number of shares of LFEDSP75 to be received by PT due to the Exchange as determined in accordance with the following formula: (G*C-R+S)*H/I

C = price per CTX's share, calculated according to the following formula: ((J+L)*K-M+N)/O

D = total number of CTX's share at the time held by Nova Holdco AG and the company receiving the spun-off assets of LUXEMBURGO under the Partial Spin-offs, as appropriate.

E = interest percentage of PT in Nova Holdco AG.

F = price per PASA's share, calculated according to the price per PASA's share implicit ib the PT Liquidity Event.

G = total number of CTX's share at the time held by Nova Holdco LF.

H = percentage of interest of PT in Nova Holdco LF.

I = price per LFEDSP75’s share calculated according to the price per LFEDSP75’s share implicit in the PT Liquidity Event.

J = total number of common shares held by CTX in the share capital of Contax.

K = value of the weighted average quotation per volume of Contax's Shares at BM&FBOVESPA in sixty (60) tradings immediately preceding the notification of the PT Liquidity Event .

L = total number of preferred shares held by CTX in the capital of Contax.

M = value of CTX's net debt.

N = market value of other assets and/or liabilities of CTX other than the Contax’s shares and CTX's Net Debt, determined in accordance with the provisions in attachment 11.4.1.

O = total number of shares representing the CTX's capital.

P = net debt value of Nova Holdco AG.

Q = market value of other assets and/or liabilities of Nova Holdco AG other than the CTX's shares and Nova Holdco AG's Net Debt, determined in accordance with the provisions of attachment 11.4.1

R = net debt value of Nova Holdco LF.

S = market value of other assets and/or liabilities of Nova Holdco LF other than the shares of CTX and Nova Holdco LF's Net Debt, determined in accordance with the provisions of Attachment 11.4.1

              (ii) the Company and its managers shall convene and conduct, and the Shareholders shall cause the Company to convene and conduct, within thirty (30) days from the date of receipt of the PT Liquidity Event, a General Shareholders Meeting to be held on the same date of the PT Liquidity Event, to discuss the redemption of the entire interest held by PT in the capital of the Company, with the delivery of Contax Shares or Net Assets, as the case, in an amount equal to the Redemption Value of CTX, as defined below, subject to Clauses 11.3.3 and 11.3.4, so that PT holds directly after this redemption of shares, or Contax shares or Net Assets, as the case, subject to the provisions of Clause 11.3.4 below;

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

              (iii) the Shareholders hereby undertake to approve the redemption in item (ii) above, giving preemptive right, if possible, under the applicable law, to the redemption of shares against net income, income reserves or capital reserves, without capital reduction. If it is not possible to perform the redemption without the capital reduction, it will be done through a capital reduction;

              (iv) the shareholders also undertake to approve the delivery to PT, as a payment for the redemption provided in item (ii) above, the Contax Shares or Net Assets, as appropriate, subject to the provisions of Clause 11.3.4 below;

              (v) delivery of Contax Shares or Net Assets, as applicable, shall occur, (a) within 5 (five) days from the date of the Company's Shareholders Meeting provided in item (ii) above or determining the Evaluation value (as defined in attachment 11.4.1), whichever comes last, if the redemption is made without capital reduction, and (ii) within sixty five (65) days from the date of the Company's Shareholders General Meeting provided in item (ii) above or the determination of evaluation Value (as defined in attachment 11.4.1), whichever comes last, if the redemption is made with a capital reduction .

11.3.3   For purposes of item (ii) of Clause 11.3.2 above, the "CTX Redemption Amount" is determined by the following formula:

Redemption Value CTX = C*T, where:

C = price per CTX's share, calculated according to the following formula: ((J+L)*K-M+N)/O

J = total number of common shares held by CTX in the share capital of Contax.

K = value of the weighted average quotation per volume of Contax's Shares at BM&FBOVESPA in sixty (60) tradings immediately preceding the notification of the PT Liquidity Event .

L = total number of preferred shares held by CTX in the capital of Contax.

M = value of CTX's net debt.

N = market value of other assets and/or liabilities of CTX other than the shares of Contax and CTX's Net Debt, determined in accordance with the provisions in attachment 11.4.1.

O = total number of shares representing the CTX's capital.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

T = number of shares of CTX directly owned by PT.

11.3.4   The CTX Redemption Value will be paid by CTX to PT in Contax shares with highest liquidity in the market, preferred or common ("Contax Shares") and/or domestic currency, observed the following:

If the CTX redemption value, divided by the weighted average quotation per the volume of the shares with the highest liquidity of Contax at BMF&Bovespa in sixty (60) tradings immediately preceding the notification of the PT Liquidity Event (Contax Share Value" ) is less the equivalent to the total volume of the negotiations of such shares on the stock exchange, in number of shares, over the past fifteen (15) tradings immediately preceding the PT Liquidity Event notification, PT will receive as a result of redemption provided in Clause 11.3.2 (ii) above only the Contax Shares determined by division of the CTX Redemption Value by the Contax share value;

If the CTX redemption Value, divided by the value of Contax Shares, exceeds the equivalent to the volume total and negotiation of such shares on the stock exchange by the number of shares over the past fifteen (15) tradings immediately prior to the PT Liquidity Event notification, PT will receive a number of Contax Shares calculated by the division of (x) the total volume of negotiation of such shares on the stock exchange, in reais, in the last fifteen (15) tradings immediately preceding the PT Liquidity Event notification, by (y) Contax Share Value, and resources in domestic currency calculated by the difference between (w) the CTX Redemption Value , and (z) the volume total of the negotiations of such shares in the stock exchange, in reais, in the last fifteen (15) tradings immediately preceding the PT Liquidity Event notification.

11.4       If the AG and LF Shareholders  does not exercise the right to perform the Exchange pursuant to Clause 11.3 above, and in the event that a PT Liquidity Event Notification is delivered to the Shareholders, then:

Novas Holdco, as well as the AG, LUXEMBURGO, and LFTel Shareholders shall convene and conduct, within 30 (thirty) days from the receipt of the PT Liquidity Event Notification, Annual General Meetings of Novas Holdco and LUXEMBURGO to deliberate on the redemption of all shares held by PT in the capital of Novas Holdcos and LUXEMBURGO, with the delivery of CTX Indirect Shares under and in accordance with the terms provided in their respective shareholders agreement (“AGEs Holdcos”);

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

the Company and its managers shall convene and conduct, and the Shareholders shall cause the Company to convene and conduct, within 30 (thirty) days from the date of receipt of the PT Liquidity Event Notification, a Company's General Shareholders Meeting to be held on the same date, but soon after the completion of AGEs Holdco, to discuss the redemption of the entire interest held by PT in the Company's capital, including those paid as a profit of AGEs Holdco, with the delivery of Contax Shares or Net Assets, as appropriate, subject to Clauses 11.3.3 and 11.3.4 above, mutatis mutandis, so that PT holds directly after this redemption of shares, the Contax Shares or Net Assets, as appropriate, subject to Clauses 11.3.3 and 11.3.4 above, mutatis mutandis, and, for purposes of calculating the CTX Redemption Amount, Contax Shares and Net Assets to be delivered  to PT shall be considered as part of the shares held directly by PT, the CTX Indirect Shares to be received by PT by virtue of the redemption provided in item (i) above;

the AG, LUXEMBURGO, LF TEL and PT Shareholders hereby undertake to approve the redemptions provided in item (ii) above, giving preemptive right, if possible, under the applicable law, for the redemption of shares against net profit, profit reserves or capital reserves, without capital reduction. If it is not possible to perform the redemptions without the capital reduction, they will be done through a capital reduction;

The Shareholders hereby undertake to approve the redemption provided in item (ii) above, giving preemptive right, if possible under the applicable law to the redemption of shares against net profit, profit reserves or capital reserves without the capital reduction. If it is not possible to perform the redemption rescue without capital reduction, it will be made by means of capital reduction;

the AG, LUXEMBURGO and LF TEL Shareholders also undertake to approve the delivery to PT, as payment for the redemptions provided in item (i) above, the CTX Indirect Shares;

the Shareholders also undertake to approve the delivery to PT, as a payment for the redemption provided in item (ii) above, the Contax Shares ou the Net Assets, as appropriate, subject to the provisions of Clause 11.3.4 above, mutatis mutandis should, for the purposes of calculating the CTX Redemption Amount, Contax Shares and Net Assets to be delivered to PT, shall be considered as part of the CTX shares held directly by PT, CTX Indirect Shares to be received by PT due to the redemption provided in item (i) above;

delivery of Contax Shares or Net Assets, as applicable, shall occur, (a) within 5 (five) days from the date of the Company's Shareholders Meeting provided in item (ii) above, in case the redemption is made without capital reduction, and (ii) within sixty five (65) days from the date of the Company's Shareholders General Meeting provided in item (ii) above, in case the redemption is made with a capital reduction .

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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11.4.1   For purposes of this Agreement, "CTX Indirect Shares" means the number of CTX held by Novas Holdcos derived from the formula below. If the number of shares resulting from the formula below is not accurate, the number of shares should always be rounded disregarding the fraction.

CTX Indirect Shares = (A*B-C+D)*E/B+(F*B-G+H)*I/B, where:

A = total number of shares held by Nova Holdco AG and NOVALUXEMBURGO in the CTX capital.

B = price per CTX's share, calculated according to the following formula: ((J+L)*K-M+N)/O

C = net debt value of Nova Holdco AG.

D = market value of other assets and/or liabilities of Nova Holdco AG other than the CTX's shares and Net Debt, determined in accordance with the provisions of attachment 11.4.1

E = percentage of shares held by PT in the capital of Nova Holdco AG.

F = total number of shares held by Nova Holdco LF in the CTX capital.

G = net debt value of Nova Holdco LF.

H = market value of other assets and/or liabilities of Nova Holdco LF other than the shares of CTX and Net Debt, determined in accordance with the provisions of Attachment 11.4.1

I = percentage of shares held by PT in the capital of New Holdco LF.

J = total number of common shares held by CTX in the share capital of Contax.

K = value of the weighted average quotation per volume of Contax's Shares at BM&FBOVESPA in sixty (60) tradings immediately preceding the notification of the PT Liquidity Event .

L = total number of preferred shares held by CTX in the capital of Contax.

M = value of CTX's net debt.

N = market value of other assets and/or liabilities of CTX other than the shares of Contax and CTX's Net Debt, determined in accordance with the provisions in attachment 11.4.1.

O = total number of shares representing the CTX's capital.

11.4.2   The provisions of Clauses 11.3.3 and 11.3.4 above shall apply mutatis mutandis to the provisions of Clauses 11.4 and 11.4.1 above.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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11.5       If at the date of a PT Liquidity Event has not occurred either of the partial divisions, it will apply the provisions in items (ii) to (v) of Clause 11.3.2 and 11.3.3 and in Clauses 11.3.4 above, mutatis mutandis.

ARTICLE XII - REPRESENTATIONS, WARRANTIES AND OBLIGATIONS

12.1.     Each party represents and warrants that:

(i) is an entity duly organized, validly existing and is in good financial and legal situation;

(ii) has all the power and authority necessary to hold the Affected Shares and perform its obligations provided under this Agreement;

(iii) the execution and compliance of the Agreement have been authorized by all necessary bodies and (a) does not infringe or violate any law, rule, regulation, order or decree applicable to it, or (b) violate its Articles of Association/Organization and other incorporation acts;

(iv) this Agreement is a legal obligation that binds its signatories, and is enforceable against them in accordance with its terms, and

(v) there is not any pending litigation that such Party is a party which, if adversely determined, could have substantial adverse effect on the financial condition of the Party or its capacity to meet its obligations under this Agreement.

CLAUSE XIII - AMENDMENT

13.1. Any amendment or modification to this Agreement may only be made and shall only bind the parties if in writing and signed by all parties.

CLAUSE XIV - WAIVERS

14.1      The fact that any signatory fails to require at any time, the compliance with the provisions of this Agreement or fail to exercise any option, alternative or right granted therein shall not constitute a waiver of any of its provisions, nor shall affect the validity or right, in whole or in part, ensured to any signatory, then further require the enforcement of any provision of this Agreement and to exercise such option, alternative or right, unless provided otherwise and expressly in this Agreement. No waiver of any provision of this Agreement shall be effective with respect to the other signatories, unless in writing and performed by legal representative of the waiving signatory.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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CLAUSE XV - ASSIGNMENT

15.1.     The rights and obligations of the Parties to this Agreement may not be transferred or assigned in whole or in part, except as provided in this Agreement or upon prior written consent of the other Parties.

CLAUSE XVI - COMMUNICATIONS

16.1.     Any notice, notification, request or communication regarding this Agreement as well as any communication involving the Shareholders and the Company, shall be sent by letter or fax or other means, with proof of receipt, for the respective representatives at the addresses below :

If to PT:

Avenida Brigadeiro Faria Lima, nº 2277, 15º andar, 1503

CEP 01452-000 – São Paulo - SP

Attn: Shakhaf Wine

Phone.: (11) 3039-8001

Fax: (011) 3039-8004

Copy to:

Souza, Cescon, Barrieu e Flesch Advogados

Rua Funchal, 418, 11º andar

04551-060 São Paulo, SP

Fax: (11) 3089-6565

Attn: Maria Cristina Cescon and Gyedre Oliveira

If to AG:

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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Praia de Botafogo, 300, - 4o andar

Attn: Otávio Marques Azevedo

Phone.: (21) 2211-8005

Fax: (21) 2211-8089

Copy to:

Ulhôa Canto, Rezende e Guerra – Advogados

Av. Presidente Antônio Carlos nº 51, 12º andar

CEP:20020-010 – Rio de Janeiro, RJ

Phone.: (21) 3824 3265

Fax: (21) 2240 7360

Attn: Ewald Possólo Corrêa da Veiga

If to LUXEMBURGO

Praia de Botafogo, 300, - 4o andar – Rio de Janeiro - RJ

Attn: Otávio Marques Azevedo

Phone.: (21) 2211-8005

Fax: 21) 2211-8089

Copy to:

Ulhôa Canto, Rezende e Guerra – Advogados

Av. Presidente Antônio Carlos nº 51, 12º andar

CEP:20020-010 – Rio de Janeiro, RJ

Phone.: (21) 3824 3265

Fax: (21) 2240 7360

Attn: Ewald Possólo Corrêa da Veiga

If to LFTel:

Av. Dr. Chucri Zaidan, 920, 16 º andar, Vila Cordeiro

Attn: Alexandre Jereissati Legey

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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Phone.: (11) 3048 7292

Fax: (11) 3048 7292

Copy to:

Ulhôa Canto, Rezende e Guerra – Advogados

Av. Presidente Antônio Carlos nº 51, 12º andar

CEP:20020-010 – Rio de Janeiro, RJ

Phone.: (21) 3824 3265

Fax: (21) 2240 7360

Attn: Ewald Possólo Corrêa da Veiga

If to FASS:

Rua Lauro Muller, 116, 29 º andar, sala 2901

Botafogo – Rio de Janeiro – RJ – CEP 22290-160

Attn: Fernando Antonio Pimentel de Melo/ Márcio de Araújo Faria

Phone.: (21) 3873 9250

Fax: (21) 3973 9262/3873 9277

Copy to:

Ulhôa Canto, Rezende e Guerra – Advogados

Av. Presidente Antônio Carlos nº 51, 12º andar

CEP:20020-010 – Rio de Janeiro, RJ

Phone.: (21) 3824 3265

Fax: (21) 2240 7360

Attn: Ewald Possólo Corrêa da Veiga

 If to the Company:

Praia de Botafogo, 300, 11º andar, sala 1101, Rio de Janeiro - RJ

Attn: Jose Augusto da Gama Figueira

Phone.: (21) 3873.9060

Fax: (21) 3873.9060

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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Copy to:

Ulhôa Canto, Rezende e Guerra – Advogados

Av. Presidente Antônio Carlos nº 51, 12º andar

CEP:20020-010 – Rio de Janeiro, RJ

Phone.: (21) 3824 3265

Fax: (21) 2240 7360

Attn: Ewald Possólo Corrêa da Veiga

16.2      The communications made pursuant to Clause 16.1 shall be deemed made (a) at the time they are delivered, if delivered personally, (b) at the time they are received, if sent by mail or courier service; (c) upon delivery when sent by fax during office hours from the target location, (d) at 09 (nine) a.m. of the day immediately following the day of delivery when sent by fax outside the business hours of local the destination.

16.3       The Parties shall have the right to amend, by written notice, under Clause 16.1, their respective addresses, by notice to the other Parties.

CLAUSE XVII - EFFECTIVENESS

17.1.     This Agreement shall be valid and effective for a period of forty (40) years from April 25, 2008.

17.1.1. The effective term of this Agreement as provided in this Clause may be extended for successive periods of ten (10) years, by decision of the Shareholders, taken at least six (6) months in advance of the end of each effective period.

CLAUSE XVIII - FILING, RECORDING AND CONDUCTING THE COMPANY

18.1.     The Company executes this instrument, as intervener, using such intervention as filing of the Agreement at the Company's registered office for all legal purposes, binding itself to file this instrument at its Subsidiaries' registered office.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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18.1.1. The obligations under this Shareholders Agreement shall be recorded in the Register Book of Par Value Shares of the Company and its Subsidiaries, which shall contain at the margin of the Shares record, the following words: "the shares  listed herein are bound and subject to the terms and conditions of the Company's Shareholders Agreement concluded on April 25, 2008, and must observe the prescriptions of the same, especially regarding the exercise of the voting rights inherent to them, as well as its transfer or encumbrance for any purpose, as amended and consolidated on January 25, 2011". Such registration is an impediment to the performance of any acts contrary to the terms of this Agreement, being the Company, therefore, lawfully authorized to not make, in this case, the record of such acts and, therefore, refuse to transfer the ownership or the title to any rights over the shares covered by this Agreement.

18.1.2. If the Partial Spin-offs are implemented, this Shareholders Agreement shall also be recorded in the Register Book of Par Value Shares of the respective Novas Holdco, applying, mutatis mutandis, the provisions of Clause 18.1.1 above.

18.2      The Company and its subsidiaries are governed by the provisions of this Agreement and its Articles of Association. In case of conflict between the Articles of Association and this Agreement, the provisions of this Agreement shall prevail in respect with Parties.

18.3.     The Parties undertake, as soon as possible, to conduct Shareholders Meeting to amend the Articles of Incorporation in order to adapt them to the provisions of this Agreement.

CLAUSE XIX - SPECIFIC EXECUTION

19.1.     The Parties undertake hereby to exercise its voting rights in relation to the Company or its Subsidiaries, in consistent way with the terms of this Agreement, by which any party has the right to require the specific execution against the other Parties in accordance with the provisions of Articles 466-A, 466 B and 466 C of the Brazilian Civil Procedure Code and Article 118, paragraph 3 of Law No. 6404 of December 15, 1976. Notwithstanding any provision to the contrary contained in this Agreement, each Party acknowledges and agrees that, if any party fails to comply with any of the obligations of this Agreement, the defaulting Party may not vote on the Preliminary General Meetings until the defaulting Party has remedied the breach.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

19.2.     Each party has the right to request the chairman of the General Meeting, the chairman of the meeting of the Board of Directors and/or the Chief Executive Officer of the Company or its Subsidiaries, to declare the invalidity of a vote given or a transfer of the Affected Shares in breach of the provisions of this Agreement, regardless of any judicial or extrajudicial process, and it is the duty of the General meeting chairman, the chairman of the meeting of the Board of Directors and/or the Chief Executive Officer of the Company or its subsidiaries to comply with and cause this Agreement is accomplished in accordance with Article No. 118 of Law No. 6404 of December 15, 1976.

CLAUSE XX - OBLIGATION

20.1.     The terms and conditions of the agreement shall benefit and shall irrevocably and unconditionally oblige the signatories and their respective successors in title.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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CLAUSE XXI - GENERAL PROVISION

21.1.     Any tolerance for any of the Parties as to the inaccurate, untimely or non-fulfillment of the obligations by the other party shall be valid, only, independently, not constituting a waiver or novation of any kind.

21.2.     If any clause or provision of this Agreement shall become ineffective, is not enforceable, or is invalid, such fact shall not affect the enforceability or validity of the remaining clauses and provisions, which shall remain in full force and effect. In this case, the Parties shall negotiate in good faith to replace the ineffective clause or provision so as to maintain the purposes and principles set forth herein.

21.3.     This Agreement revokes all and any other Company shareholders' agreement entered into between the Parties reflecting the entire agreement between the parties on the matters listed herein, subject to the provisions contained in the shareholders agreement signed between AG, LUXEMBURGO, LF TEL and FASS that remain in force as originally contracted.

21.4.     Any value expressed in Reais in this Agreement shall be automatically adjusted by the IPC-A or any other index that may officially replace it, in the shortest period specified in the applicable legislation.

21.5.     Portugal Telecom SGPS jointly undertakes for all obligations under this Agreement by PT before the Company and the Shareholders, by signing this Agreement in the quality of controlling shareholder of PT, thus being considered for all purposes of this Agreement while it holds the full ownership and significant economic and political interests, directly and indirectly, at least fifty one percent (51%) of the capital and PT shares with voting rights, expressly waiving the benefits provided in Articles 365, 827, 829, 834, 835, 837, 838 and 839 of the Civil Code and 595 of the Code of Civil Procedure. "

CLAUSE  XXII - NEW BUSINESS

22.1.     The Parties agree that all and any new business that competes with or complements the activities of the Company or its Subsidiaries will be primarily operated by the Company, directly or indirectly, through one of its subsidiaries.

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

2.22      For the purposes of the preceding item, the Party that intends to operate any business that competes with or complements the activities of the Company or its subsidiaries ("Proposing Party"), should provide the opportunity for the Company, providing the necessary information for the decision making. the proposing party, as appropriate, may require the execution of a confidentiality agreement with the Company and other parties.

22.3.     A Preliminary General Meeting shall be convened in accordance with this Agreement to discuss the offer of a new business pursuant to this Clause, given that the Proponent Party is prevented from participating in the voting on that matter, not being computed its equity interest for the purpose of formation of the quorum required for the approval of the respective matter. If it is decided that the Company will not pursue new business opportunity, or not existing unequivocal determination for the Company to pursue such an opportunity, the Proponent Party will be free to pursue new business opportunity under the terms that aren't more favorable than those reported to the Company pursuant to this Clause.

22.4.     The Parties agree that the provisions provided in clauses 22.1 to 22.3 above shall not apply to Portugal Telecom Inovação Brazil Ltda. ("PT Innovation"), so the PT Innovation shall continue to perform their activities and operate any business that competes with or complements the activities of the Company or its subsidiaries, as is performing until the date of signature of this Agreement.

CLAUSE XXIII - SETTLEMENT OF DISPUTES

23.1. The Parties shall make efforts to resolve amicably and by mutual consent the disagreements or conflicts arising from the interpretation and/or implementing the provisions of this instrument. The Parties hereby undertake to act as follows:

(i)          if the parties do not reach an amicable resolution and consent with respect to the disagreements or conflicts arising from the interpretation and/or implementation of the agreement, after discussion for a period of 10 (ten) Business Days, the dispute or controversy will be submitted to an Arbitral Tribunal, within ten (10) Business Days of notification counted from the notification of a Party to the others in this sense, under Law No. 9307 of September 23, 1996 and Regulation of the Brazilian Center of Mediation and Arbitration ("Regulation");

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

FINAL DRAFT

(ii)         the arbitration shall be governed in accordance with the rules of the regulation, being the Brazilian Center for Mediation and Arbitration responsible for the administration of the arbitration proceedings;

(iii)        the arbitral tribunal shall consist of three (3) arbitrators, one appointed by the claimant Party (or Parties) the other the claimed party (or parties) and the third arbitrator, who will serve as chairman of the arbitral tribunal by the arbitrators appointed by the Parties. The choice of the third arbitrator shall be made within 10 (ten) days from the appointment of the second arbitrator. In case one of parties fail to appoint an arbitrator or if the arbitrators fail to agree on a third arbitrator, the President of the Brazilian Center for Mediation and Arbitration shall appoint him within ten (10) days from the date on which it appears the deadlock or omission;

(iv)        the place of arbitration shall be the City of Rio de Janeiro, State of Rio de Janeiro, and the language of arbitration shall be Portuguese;

(v)         the arbitrators shall decide based on applicable Brazilian legislation;

(vi)        the arbitral award shall be considered final and binding upon the parties, which expressly waive any form of appeal against the arbitral award;

(vii)       the Parties may resort to the Judiciary only in certain cases below, without such conduct is regarded as an act of waive to the arbitration as the sole mean of dispute resolution chosen by the parties: (i) ensure the arbitration institution, (b) obtain provisional remedies for the protection of the rights prior to the constitution of arbitral tribunal, and (c) enforce any decision of the arbitral tribunal, and

(viii)      the liability for paying the arbitration costs shall be determined in accordance with the Regulations.

23.2.     This Agreement shall be governed and construed in accordance with the laws of the Federative Republic of Brazil.

23.3.     The Parties elect solely and exclusively the Court of the Judicial District of the Capital of the State of Rio de Janeiro as competent to analyze and judge the issues arising from this Agreement as provided in Section 23.1, item (vii) waiving any other matter how privileged it may be .

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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And, in witness whereof, the parties sign this First Amendment in six (6) counterparts of equal content and tenor, in the presence of witnesses undersigned.

Rio de Janeiro, January 25, 2011

AG TELECOM PARTICIPAÇÕES S.A.

___________________________________ Name: Title:	___________________________________ Name: Title:

LUXEMBURGO PARTICIPAÇÕES S.A.

___________________________________ Name: Title:	___________________________________ Name: Title:

L.F. TEL S.A.

___________________________________ Name: Title:	___________________________________ Name: Title:

Signature page of the First Amendment to the Private Instrument of the General Shareholders Agreement of CTX Participações S.A. entered on January 25, 2011.

FUNDAÇÃO ATLÂNTICO DE SEGURIDADE SOCIAL,

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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___________________________________ Name Title:	___________________________________ Name Title:

PORTUGAL TELECOM BRASIL S.A.
___________________________________ By: Shakhaf Wine Position: CEO	___________________________________ By: Shakhaf Wine Position: CEO
INTERVENING PARTY:

CTX PARTICIPAÇÕES S.A.

___________________________________ Name Title:	___________________________________ Name Title:

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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Signature page of the First Amendment to the Private Instrument of the General Shareholders Agreement of CTX Participações S.A. entered on January 25, 2011.

PORTUGAL TELECOM, SGPS S.A.

Name: Zeinal Abedin Mahomed Bava	Name: Luís M. da F. Pacheco de Melo
Position: President of the Executive Board	Position: CFO

ANDRADE GUTIERREZ TELECOMUNICAÇÕES LTDA.

___________________________________ Name Title:	___________________________________ Name Title:

PASA PARTICIPAÇÕES S.A.,

___________________________________ Name Title:	___________________________________ Name Title:

LA FONTE TELECOM S.A.

___________________________________ Name Title:	___________________________________ Name Title:

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

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Signature page of the First Amendment to the Private Instrument of the General Shareholders Agreement of CTX Participações S.A. entered on January 25, 2011.

EDSP75 PARTICIPAÇÕES S.A.

___________________________________ Name Title:	___________________________________ Name Title:

Witnesses:
1. ________________________________ Name ID: CPF / MF:	2. ________________________________ Name ID: CPF / MF:

(First Amendment Shareholders' Agreement of CTX, dated January 25, 2011)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 08, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.